

April 5, 2019

By E-Mail

Sachin Kohli, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

> **Re: Front Yard Residential Corporation**
> **Preliminary Proxy Statement**
> **Filed on March 29, 2019**
> **File No. 001-35657**

Dear Mr. Kohli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Preliminary Proxy Statement

Cover Letter

1.   Please clearly mark the cover page of the proxy statement and the form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

Election of Directors, page 7

2.   Please revise the entries for Ms. Fox and Mr. Reiner to disclose their business experience during the past 5 years.

Potential Payments upon Termination or Change in Control, page 30

3.   Please revise this section to include the definition of Change in Control and to state whether the election of the Snow Park nominees would be deemed a change in control. Also, revise your disclosure to describe any other consequences of a change in control, such as, for example, the acceleration of any incentive compensation or outstanding debt.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions